Exhibit 12.2
Doral Financial Corporation
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

								For the nine month
								period ended
	For the year ended December 31							September 30
	2008	2007	2006		2005		2004	2009
Including Interest on Deposits

Earnings:
Pre-tax (loss) income from continuing operations	$(32,258)	$(302,762)	$(272,008)		$32,283		$129,303	$(44,482)
Plus:
Fixed Charges (excluding capitalized interest)	349,621	427,141	623,668		670,137		387,675	224,394

Total Earnings	$317,363	$124,379	$351,660		$702,420		$516,978	$179,912

Fixed Charges:
Interest expensed and capitalized	$347,001	$423,986	$619,094		$665,313		$383,613	$222,566
Amortized premiums, discounts, and capitalized expenses related to indebtedness	192	633	1,411		1,869		1,473	140
An estimate of the interest component within rental expense	2,428	2,522	3,163		2,955		2,589	1,688

Total Fixed Charges before preferred dividends	349,621	427,141	623,668		670,137		387,675	224,394

Preferred dividends accrued	33,299	33,299	33,299		33,299		33,299	14,595
Ratio of pre tax income to net income	0.101	1.771	1.215		2.447		0.602	1.789

Preferred dividend factor	(3,363)	58,973	40,458		81,483		20,046	26,110

Total fixed charges and preferred stock dividends	$346,258	$486,114	$664,126		$751,620		$407,721	$250,504

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )	(A )	(A	)	(A	)	1.27	(B )

Excluding Interest on Deposits

Earnings (Loss):
Pre-tax (loss) income from continuing operations	$(32,258)	$(302,762)	$(272,008)		$32,283		$129,303	$(44,482)
Plus:
Fixed Charges (excluding capitalized interest)	192,891	255,909	468,250		563,973		306,992	126,700

Total Earnings (Loss)	$160,633	$(46,853)	$196,242		$596,256		$436,295	$(82,218)

Fixed Charges:
Interest expensed and capitalized	$190,271	$252,754	$463,676		$559,149		$302,930	$124,872
Amortized premiums, discounts, and capitalized expenses related to indebtedness	192	633	1,411		1,869		1,473	140
An estimate of the interest component within rental expense	2,428	2,522	3,163		2,955		2,589	1,688

Total Fixed Charges before preferred dividends	192,891	255,909	468,250		563,973		306,992	126,700

Preferred dividends	33,299	33,299	33,299		33,299		33,299	14,595
Ratio of pre tax income to net income	0.101	1.771	1.215		2.447		0.602	1.789

Preferred dividend factor	(3,363)	58,973	40,458		81,483		20,046	26,110

Total fixed charges and preferred stock dividends	$189,528	$314,882	$508,708		$645,456		$327,038	$152,810

Ratio of Earnings to Fixed Charges and Preferred Stock Dividends	(A )	(A )	(A	)	(A	)	1.33	(B )

(A)	For the years ended December 31, 2008, 2007, 2006 and 2005 earnings were not sufficient to cover preferred dividends and the ratios were less than 1:1. The Company would have had to generate additional earnings of $28.9 million, $243.8 million, $312.5 million and $21.8 million to achieve a ratio of 1:1 in 2008, 2007, 2006 and 2005, respectively.
(B)	Due to the Company’s pre-tax loss for the nine month period ended September 30, 2009 the ratio coverage was less than 1:1. The Company would have to generate additional earnings of $70.6 million to achieve a ratio of 1:1 for the nine month period ended September 30, 2009.